September 20, 2013

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	América Móvil, S.A.B. de C.V.

Form 20-F for the Year Ended December 31, 2012

Filed April 30, 2013

File No. 001-16269

Response to Staff Comment Letter dated August 27, 2013

Dear Mr. Spirgel:

By letter dated August 27, 2013, you provided certain comments on the annual report on Form 20-F of América Móvil, S.A.B. de C.V. (“AMX” or “we”) for the year ended December 31, 2012 (the “2012 Form 20-F”). This letter sets forth our responses to these comments. For your convenience, we have reproduced below the comments in italics and have provided responses immediately below each comment.

Form 20-F for the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting, Page 116

Comment:

1.	We note the opinion paragraph is “as of December 31, 2011.” Please ask your auditors to opine on effectiveness of your internal control over financial reporting as of December 31, 2012.

Response:

In response to the Staff’s comment, on September 5, 2013, AMX filed on EDGAR a Form 20-F/A, which included an amended report of our auditors on the effectiveness of our internal control over financial reporting as of December 31, 2012.

Consolidated Financial Statements for the Years Ended December 31, 2010, 2011, and 2012

Notes to Consolidated Financial Statements

Note 1(c). Revenue Recognition, page F-13

Comment:

2.	Refer to your second paragraph. Addressing paragraph 10 of IAS 8, please tell us in detail why your revised accounting policy is appropriate. Based on your disclosure under “Other related services,” it appears that your distributors are the buyers of the asset. Include in your response the terms and clauses of the distributor agreements you considered in arriving at your conclusion.

Response:

The comment refers to two separate passages in note 2(c) to the consolidated financial statements.

•	The first two sentences in the comment refer to the second paragraph of note 2(c), on page F-13. That paragraph concerns commissions paid to distributors arising out of postpaid wireless phone service plans.

•	The third sentence in the comment refers to a paragraph on page F-14. That paragraph concerns our revenue recognition policy for sales of equipment to purchasers, including but not limited to distributors.

The subjects of the two passages are different types of transactions, and we address the accounting for each below.

Commissions to distributors for postpaid plans

In a postpaid plan, the customer is billed monthly for the previous month, in an amount that combines a fixed fee covering specified amounts of services, plus fees for usage above the specified amounts. We recognize revenue as the services are provided to the customer, provided the other recognition criteria are met as described in the first paragraph of note 2(c). We recognize the related expenses associated with that revenue as they are incurred.

We use the term “activation” to refer to the transaction in which a customer enters into a service contract with us for a specific wireless line. In most cases, the customer deals with an unaffiliated distributor, acting under a distributorship agreement with us. The distributor arranges for the customer to enter into a service contract with us for the customer’s line.

Our distributorship agreements provide for three types of commissions relating to postpaid plans. The details of specific commission rates and triggers are complex, and they are set forth in commission manuals we use with our distributors in the various jurisdictions in which we operate. However, the general structure of postpaid commissions is broadly similar throughout our wireless voice and wireless data businesses, as summarized below.

•	Activation: We pay the distributor a commission for each new activation by that distributor.

•	Retention: We pay the distributor a commission for each postpaid service line that is activated by that distributor and remains active for a specified period, provided that the distributor maintains a specified average level of activations each month.

•	Volume: We pay the distributor a commission based on the number of lines activated by that distributor that remain active for a specified period, provided that the distributor meets specified criteria for the volume of new activations.

The commissions we pay distributors for postpaid service customers compensate the distributor for providing us with those customers. Consequently we classify them as commercial expenses and not as a reduction of revenue. The payments are made separately, and cash payments for commissions are not netted against other payments due from distributors.

Sales of equipment

In addition to selling services, we also sell equipment, principally mobile phone equipment and computers. As described on page F-14, we recognize revenue when the equipment is delivered, the purchaser does not have the right to return it, and recovery of the amount recognized is probable.

We apply this policy to our sales of handsets to distributors. We record revenue from the sale of handsets at fair value, and the distributor does not have the right to return the product. At the time of activation, the distributor typically sells the customer a handset out of the distributor’s inventory, but our sale of handsets to the distributor is not part of the activation process.

Conclusion

Considering the criteria in paragraph 10 of IAS 8, our accounting policies described above, including recognizing distributor commissions for postpaid plans as expenses, are appropriate because:

•	They reflect the economic substance of our transactions with distributors.

•	They are prudent, free from bias and complete in all material respects. They represent faithfully our financial position, financial performance and cash flows.

•	They are relevant to the economic decision-making needs of users of our consolidated financial statements. Among other reasons, they facilitate comparison with other telecommunications companies reporting under IFRS.

We believe our accounting complies with IAS 18, Revenue. Applying IAS 18, we recognize service revenue for providing services to customers and sales revenue for selling handsets to distributors. We act as principal when we provide services to customers, and the commissions to distributors for activating service customers are not part of either the sale transaction with the distributor or the service relationship with the customer. The benefit we obtain in exchange for the commissions consists of the enrollment and retention of service customers. Accordingly, we do not have any basis under IAS 18 to apply the commissions to reduce revenues from either sales or services, so we revised our accounting to report them as expenses.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2012 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 20-F; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +52 55 2581 3700 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2414.

Sincerely,

/s/ Carlos José García Moreno Elizondo
Carlos José García Moreno Elizondo
Chief Financial Officer

Cc:	Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

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